Exhibit 99.5

Crescent Capital VI, L.L.C.

11624 SE 5th Street, Suite 200
Bellevue, Washington 98005
(Tel) 425-586-7700
(Fax) 425-688-0500

October 6, 2006

Michael R. Sand, CEO
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam, WA 98550

Dear Mr. Sand:

Thank you for taking the time to meet with Steve Wasson and me on September 15th to discuss in more detail Timberland’s business strategies and Crescent Capital’s investment in Timberland. In addition, we appreciate your letter of September 29, 2006 with regard to Crescent Capital’s desire to collaborate with the board and management of Timberland.

As we explained, Crescent believes that Timberland Bank has a solid platform on which to expand its customer base in the Pacific Northwest. Through collaboration with Crescent, Timberland Bank can use Crescent Capital’s extensive business contacts and expertise for this expansion. In doing so, we strongly feel that Timberland can significantly improve shareholder value.

We agree with your suggestion that Crescent can assist Timberland in this regard by introducing potential clients to Timberland staff. We know that personal, one-on-one working relationships are the best way to develop the trust and rapport needed for this type of collaboration. It is also important to Crescent to know that any business we refer to Timberland is provided with the attention and customer service that ensures a positive experience and a mutually beneficial relationship. We think this collaboration will be most successful if it occurs within a framework where Crescent has the opportunity to work directly with Timberland Bank’s board and management.

Accordingly, we respectfully request that Timberland appoint Steven Wasson of Crescent Capital as a director of Timberland Bancorp’s board of directors. Steve has exceptional qualifications for becoming a director of Timberland Bancorp, with a long career as a banking executive, as described in the attached. We are confident that, given the opportunity to work with Steve, board members will appreciate Steve’s tactfulness, communication skills and business savvy. We are happy to provide references so that the board can understand our backgrounds, our business philosophy and our integrity.

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As we described in our meeting, Crescent Capital is focused on building shareholder value and improving Timberland’s overall financial results. The principals of Crescent bring to Timberland a unique combination of perspectives: extensive bank management experience and extensive experience as a significant consumer of commercial banking services. We strongly believe all shareholders will benefit from our involvement. Further, our commitment to Timberland is clearly evident by our investment in 5.5% of Timberland’s shares.

We look forward to your response.

Sincerely,

/s/ Jeffery D. Gow

Jeffery D. Gow
Managing Member

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Steven D. Wasson

1190 Bayberry Road
Lake Oswego, Oregon 97034
503-636-6540
503-636-4316 (FAX)
steven.cascadian@comcast.net

Prior to forming Crescent Capital, L.L.C. in 2001, Steve Wasson was Executive Vice President and Manager of the Business Banking Group for U.S.Bank. This division had over 100 locations, 1,000 employees, $6 billion in assets and $3 billion in deposits. From his office in Portland, OR, Wasson managed an area covering all of the seventeen western and mid-western states making up the market territory of U.S.Bank. Included in Wasson’s responsibilities were 8 geographic regions, the Small Business Administration lending division, and the sales management, marketing, credit approval, operations and mergers and integration units that supported this business line.

Prior to assuming the leadership of Business Banking, Wasson was the manager of U.S. Bank’s Regional Commercial Real Estate line of business. This business was responsible for relationships within the commercial real estate industry, consisting of professional developers of commercial real estate and single-family property, and investors in commercial real estate and income property. This business line had $6.2 billion in assets and 320 staff members in seventeen states. Included in Wasson’s responsibilities were 4 geographic regions, the Community Development Lending Division, Low Income Housing Tax Credit Division and the sales management, marketing, credit approval, operations and service quality units that supported this business line.

Wasson joined U.S. Bancorp in December 1993. Immediately prior to that time, he was the Chief Administrative Officer at a California-based community bank in Riverside, CA, from 1992 until the end of 1993. Wasson also worked in banking from 1971 through 1987 in Southern California, and had an extensive background in lending to mid-sized companies, agri-business and the real estate industry for Security Pacific Corporation and its successor Bank of America. His assignments included Regional Manager of Business Banking for the Inland Empire area of Southern California; Business Banking Center Manager; Credit Approval Officer and a variety of other operations and lending jobs. Between these two Southern California assignments, Wasson worked in Portland, Oregon for The Oregon Bank (a subsidiary of Security Pacific Corporation) and held positions a Director, the Chief Credit Officer and as manager of the Commercial Real Estate Industry Group and Private Banking units for this bank.

In his 30 years of banking, Wasson has had experience in both the operating and lending portions of the business and has been involved in a number of trade and community organizations tied to his banking experience. These include the Risk Management Association (fka Robert Morris Associates), the Network for Oregon Affordable Housing, the Private Industry Council, Central City Concern, The Neighborhood Partnership Fund, and other affiliations.

Wasson is a current member of the Board of Directors and the Finance Committee of Central City Concern which provides low cost housing and other solutions to homelessness and chemical dependency to Portland’s downtown district and the Neighborhood Partnership Fund of Oregon.

Wasson began his banking career as a part time staff member while attending college and left college to work full-time at Security Pacific Bank. During his career he completed courses in economics, business law, real estate law, bank operations, financial analysis, accounting, and other business and leadership classes. Wasson also completed studies at Pacific Coast Banking School at the University of Washington, graduating in 1983, the Stanford Financial Management Program (1988) and the Risk Management Association Leadership Program (1990).

Wasson and his wife Malia have three children and reside in Lake Oswego, Oregon.

Work History and Personal Information

Work History

Crescent Capital, L.L.C.

2001 – Present	Member of this LLC formed to invest private capital primarily in Northwest companies engaged in financial services.

U.S.Bank
2000 – 2001	E.V.P & Manager, Business Banking. A line of business with $6 billion in assets, $3 billion in deposits and 1, 015 staff members.
1994 – 2000

E.V.P & Manager, Commercial Real Estate. A line of business starting with $1.5 billion in assets and 166 staff members in January 1994 and with $6.2 billion in assets and 340 staff members in March 2000.

Riverside National Bank
1992 – 1994	Chief Administrative Officer responsible for commercial credit policy and approval, problem assets, operations, finance, and technology for a $250 million Southern California community bank.

Bank of America/ Security Pacific National Bank
1991 – 1992	E.V.P & Manager, Commercial Real Estate Group, Bank of America Oregon (fka Security Pacific Bank Oregon).
1989 – 1991	E.V.P & Manager, Commercial Real Estate and Private Banking Groups, Security Pacific Bank Oregon.
1987 – 1989	Executive Vice President, Director, and Chief Credit Officer, Oregon Bank (a subsidiary of Security Pacific Corp.). A $1 billion commercial bank in Oregon.
1985 – 1987	First Vice President & Business Banking Region Manager, Inland Southern California. A region with nine business banking centers and $1 billion in assets.
1984 – 1985	V.P. & Business Banking Center Manager, Chino, CA.
1983 – 1984	V.P. & Business Banking Center Commercial Loan Manager, San Bernardino, CA.

1982 – 1983	Vice President & Business Banking Center Commercial Loan Team Leader, Riverside, CA.
1981 – 1982	A.V.P. & Credit Approval Officer, Riverside, CA.
1978 – 1981	Assistant Vice President & Commercial Lending Officer, Hemet, CA.
1971 – 1978	Branch banking operations; Branch Bank Examiner; Senior Examiner; Examiner-in-Charge, all in Southern California.

Personal Information

Related Education

Pacific Coast Banking School at the University of Washington, Seattle, 1981-1983
Stanford Financial Management Program, 1988
Risk Management Association Leadership Program, 1990

Trade and Community Organizations

•                  Director, Central City Concern, 1994 to present. Member of Finance and Audit Committees. Housing, health and chemical dependency services for low income individuals and families.

•                  Managing Committee Member, Broadway Joint Venture, 1999 to 2003. Joint venture of non-profit organizations to build a 180 unit low income housing complex in downtown Portland, OR.

•                  Director former Chair, Neighborhood Partnership Fund, Member of Finance Committee. 1998 to present. Education, funding and management services for community development corporations in Oregon.

•                  Former Treasurer and Director, Portland House of Umoja, 1990 to 2002. Residential and outreach services for at-risk youth in low-income areas of Northeast Portland and surrounding areas.

•                  Former Chairman, Founding Director, and Loan Committee Chair, Network for Oregon Affordable Housing (NOAH).

•                  Former Chairman and Director, Risk Management Association (RMA), Oregon Chapter.

•                  Committee Member, Real Estate Lending Committee, Risk Management Association (RMA), Philadelphia, PA.

•                  Former Member, Private Industry Council.